FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of April 2007


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.










Media Information


17 April 2007

                    BG Group Annual Report and Accounts 2006

                           Post Balance Sheet Events


BG Group has today published its Annual Report and Accounts for the year ended 31 December 2006. The report is available on the Company website:

www.bg-group.com.


Details of post balance sheet events concerning BG Group's Brindisi LNG (BLNG) project are set out in the Annual Report. These post balance sheet events, of a legal and administrative nature, have given rise to an impairment provision of GBP104 million in BG Group's audited financial statements for the year ended 31 December 2006.


BG Group continues to pursue BLNG which it regards as an attractive project that will bring significant benefits to both Italian gas consumers and BG's shareholders.



 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2006. The
Company does not undertake any obligation to update publicly, or revise, forward looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.


Notes to Editors:

BG Group plc is a global natural gas business. Active on five continents in 25 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.


Enquiries:

Communications:                   +44 (0) 118 929 2462

Out of hours media mobile:        +44 (0) 791 718 5707

Investor Relations:               +44 (0) 118 929 3025


Website: www.bg-group.com


                                   - ends -



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 17th April 2007                                By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary